Mail Stop 4561

August 31, 2006

Mr. Andrzej Matyczynski
Chief Financial Officer and Treasurer
Reading International, Inc.
500 Citadel Drive, Suite 300
Commerce, CA 90040

> **Re: Reading International, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 1-08625**

Dear Mr. Matyczynski:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Item 7 – Management's Discussions and Analysis of Financial Condition and Results of Operations, page 48

1.   Please disclose any off-balance sheet arrangements in a separately-captioned section of your MD&A. Refer to Item 303(a)(4) of Regulation S-K.

Notes to Consolidated Financial Statements, page 79

Note 2 – Summary of Significant Accounting Policies, page 79

2.   Please disclose your policy for accounting for allocating the purchase price of
        acquired real estate to the various components, such as land, buildings and related
        in-place leases, and any other intangible assets. Refer to paragraph 37 of SFAS
        141, which provides general guidance for assigning amounts to the assets
        acquired, and liabilities assumed. Please clarify how you determine the fair value
        for each of these components of the assets acquired. Also, disclose how you
        determine the respective amortization periods. It appears from your disclosure in
        Note 10 on page 94 that you allocate a portion of the purchase price to beneficial
        leases, but not to leases that are at- or below-market terms.

Basis of Consolidation, page 79

3.   Please tell us how you determined that your investment in Rialto Cinemas should
        be accounted for on a cost basis. Additionally, tell us, and disclose in future
        filings, whether you have evaluated your non-consolidated investments under FIN
        46(R) to determine whether any of these investments would be variable interest
        entities.

Note 18 – Commitments and Contingencies, page 104

Tax Audit, page 105

4.   Please disclose whether or not it is probable that you will incur a loss, and if so,
        disclose the amount that you have accrued as your best estimate of your
        settlement with the IRS. If you believe it is reasonably possible that you will
        incur a loss, or an additional loss above what you have accrued, give an estimate
        of the possible loss or range of loss or state that such an estimate cannot be made.
        If you believe the possibility that you will incur a loss is remote, please state that.
        Refer to paragraph 10 of SFAS 5.

Environmental and Asbestos Claims, page 106

5.   Please disclose whether or not it is probable that you will incur a loss related to
        the environmental decontamination of the North Viaduct property, and if so,
        disclose the amount that you have accrued as your best estimate of the loss. If
        you believe the possibility of incurring a loss is probable, but have accrued an
        amount less than the $3.5 million that has been asserted by the City of
        Philadelphia, please tell us why you have not accrued the full amount. If you
        believe it is reasonably possible that you will incur a loss or an additional loss
        above what has been accrued, give an estimate of the possible loss or range of loss

or state that such an estimate cannot be made. If you believe the possibility that you will incur a loss is remote, please state that. Refer to paragraph 10 of SFAS 5.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3498.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant